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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JANUARY, 2003

                           ID BIOMEDICAL CORPORATION
                               (Registrant's name)
                          Commission File No. 0-020390

                          1510 - 800 WEST PENDER STREET
                              VANCOUVER, BC V6C 2V6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F             Form 40-F   X
                                -----                 -----

Indicate by check mark whether the registrantis submitting the Form 6-K in paper to file its Annual Report as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes             No   X
                                -----          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                           ID Biomedical Corporation

Date: January 15, 2003                     By _________________________________
                                              Name:  Anthony F. Holler
                                              Title: CEO


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[ID BIOMEDICAL LOGO]                                     1510-800 West Pender
                                                  Vancouver, British Columbia
                                                              CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:  ID Biomedical Corporation
           Dean Linden
           Manager, Corporate Communications
           (604) 431-9314

           www.idbiomedical.com

For Immediate Release

          ID BIOMEDICAL ANNOUNCES SUBCONTRACT FROM DYNPORT VACCINE
                    COMPANY FOR A SUBUNIT PLAGUE VACCINE

VANCOUVER, BC - JANUARY 15, 2003 - ID Biomedical today announced that it has been awarded a subcontract from Dynport Vaccine Company, LLC ("DVC"), relating to the development of a second-generation, subunit Plague vaccine. The subcontract provides ID Biomedical with approximately US $6 million to clone, express and produce under current Good Manufacturing Practices a subunit recombinant Plague vaccine antigen. The parties expect the majority of the project to be concluded this calendar year.

The Plague, also known as "the Black Death," is caused by Yersinia pestis bacteria. In past centuries, there have been over 150 recorded epidemics and pandemics of the Plague, including a pandemic that killed about one-third of the population of Europe and England. Plague pneumonia is highly contagious because large numbers of Plague bacteria can rapidly spread person-to-person through coughing and initial symptoms are similar to the flu. There is no licensed vaccine against the pneumonic form of Plague. The injected formalin-killed whole cell vaccine made many years ago does not protect against inhaled exposure to the Plague bacteria and has been withdrawn from the market.

"We are pleased to begin this relationship with DVC" said Todd R. Patrick, ID Biomedical's President and Chief Operating Officer. "Winning this competitive bid represents an important step for ID Biomedical. We have previously stated that our core competencies and proprietary technologies may afford us significant opportunities in the area of biodefense vaccine development. We are now examining a number of Requests for Proposals to capitalize not only on our expertise in subunit vaccines, but also to respond to those circumstances where the intranasal delivery of subunit vaccines may be
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important in preventing diseases caused by biological warfare agents. We look forward to working with strong partners, such as DVC and others, in these efforts."

"DVC is excited about partnering with ID Biomedical on this nationally important program", said Terry Irgens, DVC President. "ID Biomedical has extensive experience with vaccines in general, and the plague vaccine component in particular. We selected this Company as our newest industry partner after a thorough competitive source selection. ID Biomedical was selected, in part, because of its extensive past body of work in subunit vaccine development, and we are glad to welcome them as the newest partner in DVC's mission to produce safe and efficacious vaccines against biowarfare agents."

ABOUT DVC

DVC, a joint venture between DynCorp of Reston, VA and Porton International, Inc., is chartered with providing an integrated approach for the advanced development of specific vaccines and other products to protect against the threat of biological warfare agents. In 1997, the US Department of Defense initiated the Joint Vaccine Acquisition Program, which includes a 10-year contract with DVC for the development of vaccines against certain acute infectious diseases and contagious diseases. DVC is currently developing seven vaccines for the US Department of Defense Joint Vaccine Acquisition Program and is the first company to initiate clinical trials on the new smallpox vaccine for the Department of Defense. They are also expected to be the first to complete the trials for vaccine immune globulin (VIG), an antiserum needed for the smallpox vaccination program. DVC's mission is to develop vaccines that meet the highest standards and requirements for today's soldiers.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome-TM- platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe-TM- Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure-TM- intranasal influenza (flu) vaccine and the StreptAvax-TM- group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.

ID Biomedical is licensing Cycling Probe Technology as well as its broad patents in signal amplification to the genomics and diagnostic industry for further product and technology development. Several companies have obtained rights to ID Biomedical's patent portfolio.

THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY
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FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE:
(I) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (II) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (III) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (IV) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (V) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT; (VI) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS; AND (VII) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL
BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.